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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

NETGURU, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

64111K107

(CUSIP Number)

David G. Nation
Bentley Systems, Incorporated
685 Stockton Drive
Exton, Pennsylvania 19341-0678
(610) 458-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 64111K107

1.	Name of Reporting Person: Bentley Systems, Incorporated		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 6,586,700 shares*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,586,700 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 34.1%*

14.	Type of Reporting Person (See Instructions): CO

*Beneficial ownership of the common stock, par value $0.1 per share, of netguru, Inc. (the “Common Stock”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements described in Items 3 and 6 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The aggregate number of shares and percent of class reported reflects 200,000 shares issuable upon exercise of outstanding options or warrants as more particularly described in Item 5 hereof.

2

Item 1. Security and Issuer.
     This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, $0.01 par value (the “Shares”), of netguru, Inc., a Delaware corporation (the “Company”), with its principal place of business at 22700 Savi Ranch Parkway, Yorba Linda, CA 92887.
Item 2. Identity and Background.
     This Statement is being filed by Bentley Systems, Incorporated, a Delaware corporation (the “Reporting Person”). The address of the Reporting Person’s principal office is 685 Stockton Drive, Exton, PA 19341-0678. The Reporting Person’s principal business is providing collaborative software solutions that enable users to create, manage and publish architectural, engineering and construction content. Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of the Reporting Person. To the knowledge of the Reporting Person, each of the persons listed on Schedule I is a citizen of the United States.
     To the knowledge of the Reporting Person, neither the Reporting Person nor any person listed on Schedule I has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Person has entered into voting agreements with certain stockholders of the Company (as further described in Item 6 below, the “Voting Agreements”). The Voting Agreements were entered into as an inducement and condition to, and in partial consideration for, the Reporting Person’s execution and delivery of the Asset Purchase Agreement (as defined in Item 4 below), and the Reporting Person did not pay any additional consideration in connection with the execution and delivery of the Voting Agreements. As a result of the provisions of the Voting Agreements, the Reporting Person may be deemed to be the beneficial owner of the Shares that are the subject of the Voting Agreements. The Reporting Person anticipates that it will fund the transactions contemplated by the Asset Purchase Agreement by use of cash on hand and/or existing credit facilities.
Item 4. Purpose of Transaction.
     The Company and the Reporting Person have entered that certain Asset Purchase Agreement, dated as of August 19, 2005 (the “Asset Purchase Agreement”), providing for the sale of assets relating to the Company’s Research Engineers International (“REI”) business and STAAD product lines to the Reporting Person upon the satisfaction of certain conditions contained in the Asset Purchase Agreement (the “Sale”). Upon consummation of the Sale, the Company will be subject to certain restrictions upon its activities for three years under the terms of the Asset Purchase Agreement. Such restrictions include, but are not limited to, a prohibition upon the Company and its affiliates from owning, managing, marketing, operating, controlling, consulting with, participating in, or being connected in any manner, directly or indirectly, with the ownership, management, operation or control of any business that engages, directly or indirectly, in any business that is the same or similar to the business of developing, marketing, distributing and licensing structural, civil and piping engineering software products and services (and the performance of maintenance and other services associated with such products) used in the worldwide architecture, engineering and construction markets as such business is conducted by the

Company’s REI division. After consummation of the Sale, the Company will retain its collaborative software operations and products, including eReview and ForReview, and its information technology and engineering business process outsource services business.
     Consummation of the transactions contemplated by the Asset Purchase Agreement by the Company and the Reporting Person is subject to certain conditions, including the approval of the stockholders of the Company in accordance with the Asset Purchase Agreement. The Asset Purchase Agreement (a) obligates the board of directors of the Company to recommend unanimously in the proxy statement filed with the United States Securities and Exchange Commission (the “SEC”) in connection with the stockholder meeting with respect to the Sale that the Company’s stockholders vote to approve the Sale and (b) prohibits the Company and its officers, directors, employees, representatives or agents from taking certain actions with respect to potential transactions with persons other than the Reporting Person unless the board of directors by a majority vote determines that withdrawing or modifying such recommendation in a manner adverse to the Reporting Person, or failing to take such action, would constitute a breach of the board’s fiduciary duty to the stockholders of the Company.
     A copy of the Asset Purchase Agreement is filed as Exhibit 1 hereto by reference to Exhibit 10.1 to the Current Report of the Company filed with the SEC on Form 8-K on August 24, 2005, and is incorporated herein by reference. The summary of the Asset Purchase Agreement contained in this Statement is qualified in its entirety by reference to such Exhibit.
     Other than as set forth in this Statement, including the Asset Purchase Agreement attached hereto as Exhibit 1, the Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Person reserves its right to change its intentions and to develop plans or proposals that could result in any of the types of transactions described in such paragraphs.
Item 5. Interest in Securities of the Company.
     (a) and (b)      Based upon information provided by the Company in its Form 10-QSB filed with the SEC on August 15, 2005, the number of Shares outstanding on August 10, 2005 was 19,117,154. As a result of the Voting Agreements, for the purposes of Rule 13d-3 under the Act, the Reporting Person may be deemed to beneficially own 6,586,700 Shares (including 200,000 Shares issuable upon the exercise of options or warrants held by Santanu Das (“Das”) (such options or warrants, the “Das Options”)), which represents approximately 34.1% of the Shares outstanding or deemed outstanding as of August 10, 2005. The Reporting Person and the persons listed on Schedule I disclaim beneficial ownership of all such Shares. As a result of the Voting Agreements, the Reporting Person may be deemed to share voting power with respect to 6,386,700 outstanding Shares and 200,000 Shares issuable upon exercise of the Das Options.
     (c)      Except as described in this Statement, during the past 60 days there have been no other transactions in the Shares effected by the Reporting Person or, to the knowledge of the Reporting Person, the persons listed on Schedule I.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.
     The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.
     The Reporting Person has entered that certain Voting Agreement dated as of August 19, 2005 with Peter K. Kellogg (“Kellogg”) and that certain Voting Agreement dated as of August 19, 2005 with Das (each, a “Voting Agreement” and collectively, the “Voting Agreements”). Pursuant to the Voting Agreements, each of Kellogg and Das has covenanted to vote all of the Shares subject to his respective Voting Agreement (a) in favor of the Sale and against (b) any proposal that would result in a breach by the Company of the Asset Purchase Agreement and (c) any proposal made in opposition to, or in competition with, consummation of the Sale and the other transactions contemplated by the Asset Purchase Agreement. Each of Kellogg and Das has delivered to the Reporting Person an irrevocable proxy appointing certain officers of the Reporting Person as the sole and exclusive attorneys and proxies, with full power of substitution and resubstitution, and authorizing and empowering such officers at any time prior to the Expiration Date (as defined below) to vote, and to exercise all voting and related rights with respect to, the Shares subject to the Voting Agreements in accordance with the Voting Agreements. The “Expiration Date” is the earlier to occur of such date and time as (x) the Asset Purchase Agreement has been validly terminated pursuant to its terms, or (y) the Sale is consummated in accordance with the Asset Purchase Agreement.
     Pursuant to the Voting Agreements, each of Kellogg and Das has covenanted not to, after execution and delivery of the Voting Agreement and prior to the Expiration Date, directly or indirectly, (i) cause or permit the Transfer (as defined below) of any Shares subject to his respective Voting Agreement or discuss, negotiate or make any offer regarding any Transfer of any such Shares; (ii) grant any proxies or powers of attorney with respect to any such Shares, deposit any of such Shares into a voting trust or enter into a voting agreement or other similar commitment or arrangement with respect to any such Shares in contravention of the Voting Agreements; (iii) request that the Company register the Transfer of any certificate or uncertificated interest representing any of such Shares; or (iv) take any action that would make any representation or warranty in the respective Voting Agreement of each of Kellogg and Das untrue or incorrect, or have the effect of preventing or disabling Kellogg or Das, respectively, from performing any of his obligations under the Voting Agreements other than to a signatory under the Voting Agreements in the case of (i), (ii) or (iii). A “Transfer” of a security is deemed under the Voting Agreements to have been effected by a person if such person directly or indirectly (1) offers for sale, sells, assigns, pledges, encumbers, grants an option with respect to, transfers or otherwise disposes of such security or any interest therein, or (2) enters into an agreement, commitment or other arrangement providing for the sale of, assignment of, pledge of, encumbrance of, granting of an option with respect to, transfer of or disposition of such security or any interest therein.
     A party to a Voting Agreement who is both a stockholder and a director or officer of the Company is not prohibited by anything in the Voting Agreement from acting in his capacity as a director or officer or from taking such action that may be required on the part of such person as a director or officer of the Company. The Voting Agreements terminate automatically as of the Expiration Date.
     Copies of the Voting Agreements with Kellogg and Das are filed as Exhibit 2 and Exhibit 3 hereto, respectively, and are incorporated herein by reference. The summary of the Voting Agreements contained in this Statement is qualified in its entirety by reference to such Exhibits.
Item 7. Material Filed as Exhibits.
Exhibit 1.	Asset Purchase Agreement, dated as of August 19, 2005, by and between netguru, Inc. and Bentley Systems, Incorporated (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC August 24, 2005).

Exhibit 2.	Voting Agreement and Irrevocable Proxy, dated as of August 19, 2005, by and between Peter R. Kellogg and Bentley Systems, Incorporated (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC August 24, 2005).

Exhibit 3.	Voting Agreement and Irrevocable Proxy, dated as of August 19, 2005, by and between Santanu Das and Bentley Systems, Incorporated (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC August 24, 2005).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BENTLEY SYSTEMS, INCORPORATED
By:	/s/ David G. Nation
Name:	David G. Nation
Title:	Senior Vice President

Dated: August 26, 2005

Schedule I
DIRECTORS AND EXECUTIVE OFFICERS
OF
BENTLEY SYSTEMS, INCORPORATED

Name, address and
principal business
of organization in
		Present principal	which occupation or
	Residence or	occupation or	employment is
Name	business address	employment	conducted
Directors
Gregory S. Bentley	685 Stockton Drive, Exton, PA 19341	Chairman of the Board, Chief Executive Officer and President	Bentley Systems, Incorporated; 685 Stockton Drive, Exton, PA 19341; providing collaborative software solutions that enable users to create, manage and publish architectural, engineering and construction content.
Keith A. Bentley	685 Stockton Drive, Exton, PA 19341	Chief Technology Officer	Bentley Systems, Incorporated; 685 Stockton Drive, Exton, PA 19341; providing collaborative software solutions that enable users to create, manage and publish architectural, engineering and construction content.
Barry J. Bentley	685 Stockton Drive, Exton, PA 19341	Executive Vice President	Bentley Systems, Incorporated; 685 Stockton Drive, Exton, PA 19341; providing collaborative software solutions that enable users to create, manage and publish architectural, engineering and construction content.
Kirk B. Griswold	950 West Valley Road, Suite 2902, Wayne, PA 19087	Vice President of the General Partner of Argosy Partners II, L.P.	Argosy Partners II, L.P.; 950 West Valley Road, Suite 2902, Wayne, PA 19087; investing in portfolio companies.
Executive Officers
Raymond Bentley	685 Stockton Drive, Exton, PA 19341	Executive Vice President	Bentley Systems, Incorporated; 685 Stockton Drive, Exton, PA 19341; providing collaborative software solutions that enable users to create, manage and publish architectural, engineering and construction content.
Richard Bentley	685 Stockton Drive, Exton, PA 19341	Executive Vice President	Bentley Systems, Incorporated; 685 Stockton Drive, Exton, PA 19341; providing collaborative software solutions that enable users to create, manage and publish architectural, engineering and construction content.
George Church	685 Stockton Drive, Exton, PA 19341	Senior Vice President, Professional Services	Bentley Systems, Incorporated; 685 Stockton Drive, Exton, PA 19341; providing collaborative software solutions that enable users to create, manage and publish architectural, engineering and construction content.
Alton B. Cleveland Jr.	685 Stockton Drive, Exton, PA 19341	Senior Vice President, Bentley Software	Bentley Systems, Incorporated; 685 Stockton Drive, Exton, PA 19341; providing collaborative software solutions that enable users to create, manage and publish architectural, engineering and construction content.

Name, address and
principal business
of organization in
		Present principal	which occupation or
	Residence or	occupation or	employment is
Name	business address	employment	conducted
Ted Lamboo	685 Stockton Drive, Exton, PA 19341	Senior Vice President, International Operating Unit	Bentley Systems, Incorporated; 685 Stockton Drive, Exton, PA 19341; providing collaborative software solutions that enable users to create, manage and publish architectural, engineering and construction content.
David G. Nation	685 Stockton Drive, Exton, PA 19341	Senior Vice President of Corporate Affairs, General Counsel and Secretary	Bentley Systems, Incorporated; 685 Stockton Drive, Exton, PA 19341; providing collaborative software solutions that enable users to create, manage and publish architectural, engineering and construction content.
Malcolm Walter	685 Stockton Drive, Exton, PA 19341	Senior Vice President and Chief Operating Officer	Bentley Systems, Incorporated; 685 Stockton Drive, Exton, PA 19341; providing collaborative software solutions that enable users to create, manage and publish architectural, engineering and construction content.
Gabriel Norona	685 Stockton Drive, Exton, PA 19341	Senior Vice President, Bentley Civil	Bentley Systems, Incorporated; 685 Stockton Drive, Exton, PA 19341; providing collaborative software solutions that enable users to create, manage and publish architectural, engineering and construction content.
Jeffrey Hollings	685 Stockton Drive, Exton, PA 19341	Senior Vice President, Bentley Plant	Bentley Systems, Incorporated; 685 Stockton Drive, Exton, PA 19341; providing collaborative software solutions that enable users to create, manage and publish architectural, engineering and construction content.
Bhupinder Singh	685 Stockton Drive, Exton, PA 19341	Senior Vice President, Platform Development	Bentley Systems, Incorporated; 685 Stockton Drive, Exton, PA 19341; providing collaborative software solutions that enable users to create, manage and publish architectural, engineering and construction content.
John Riddle	685 Stockton Drive, Exton, PA 19341	Senior Vice President	Bentley Systems, Incorporated; 685 Stockton Drive, Exton, PA 19341; providing collaborative software solutions that enable users to create, manage and publish architectural, engineering and construction content.
Richard Fiery	685 Stockton Drive, Exton, PA 19341	Treasurer	Bentley Systems, Incorporated; 685 Stockton Drive, Exton, PA 19341; providing collaborative software solutions that enable users to create, manage and publish architectural, engineering and construction content.

EXHIBIT INDEX
Exhibit 1.	Asset Purchase Agreement, dated as of August 19, 2005, by and between netguru, Inc. and Bentley Systems, Incorporated (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC August 24, 2005).

Exhibit 2.	Voting Agreement and Irrevocable Proxy, dated as of August 19, 2005, by and between Peter R. Kellogg and Bentley Systems, Incorporated (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC August 24, 2005).

Exhibit 3.	Voting Agreement and Irrevocable Proxy, dated as of August 19, 2005, by and between Santanu Das and Bentley Systems, Incorporated (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC August 24, 2005).